February 28, 2018
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Notice of Disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander Consumer USA Holdings Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on February 28, 2018.
Very truly yours,
/s/ Christopher K. Pfirrman
Name: Christopher K. Pfirrman
Title: Chief Legal Officer